UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

HELD ON APRIL 12, 2012

I. Date, Time and Place: On April 12, 2012, at 10:00 am, at the registered head offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14th floor, suite 142, Vila Olímpia, in the City of São Paulo, State of São Paulo.

II. Chair: Chairman, Murilo Passos, Chairman of the Board of Directors, and Secretary, Gisélia Silva, pursuant to Article 11 of the Company’s Bylaws.

III. Attendance: Shareholders representing more than 2/3 (two thirds) of the voting capital of the Company as recorded in the Shareholders’ Attendance Register. Also attending, Wilson Ferreira Junior (Chief Executive Officer), Lorival Nogueira Luz Junior (Chief Financial and Investor Relations Officer), Adalgiso Fragoso de Faria (effective member of the Fiscal Council) and Jarib Brisola Duarte Fogaça (representative of KPMG Auditores Independentes).

IV. Call Notice: Published in the Diário Oficial do Estado de São Paulo – The Official Gazette of the State of São Paulo and in the newspaper Valor Econômico, in the editions of March 13, 14 and 15, 2012.

V. Agenda: I.  FOR THE ORDINARY GENERAL SHAREHOLDERS’ MEETING: (a) Examine the Managers accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Audit Report and the Fiscal Council’s Report for the fiscal year ended on 12/31/2011; (b)  Approve the proposal for the destination of the net profits ascertained during the fiscal year of 2011 and the dividend distribution; (c)  Elect the effective and alternate members for the Board of Directors; (d)  Elect the effective and alternate members for the Fiscal Council; (e)  Set the compensation of the Administration of the Company; and (f)  Set the compensation of the members of the Fiscal Council. II. FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: Ratify, pursuant to Article 256 of Law No. 6,404/76: (i)  the transaction for the acquisition of the totality of the quotas representing 100% (one hundred percent) of the voting and total capital of Jantus SL, under the sale and purchase agreement referred to as Agreement for the Sale and Purchase of Jantus SL, executed on April, 7th, 2011 by the Company’s subsidiary CPFL Comercialização Brasil S.A., and further assigned to CPFL Energias Renováveis S.A. on September, 21st, 2011; and (ii) (1) the hiring of a specialized company Apsis Consultoria Empresarial Ltda. to prepare, pursuant to item II of Article 256 of Law No. 6,404/76, the appraisal report of Jantus SL, and (2)  the appraisal report of Jantus SL, prepared by the specialized company Apsis Consultoria Empresarial Ltda., based on the net worth of Jantus SL on November 30, 2011, for purposes of determination of the amounts provided in item II of Article 256 of Law No. 6,404/76, provided that, pursuant to the appraisal report the ratification of the transaction above mentioned shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance to Article 256, paragraph 2 of Law No. 6,404/76.

VI. Reading of Documents, Voting and Drafting the Minutes: (1) The reading of the documents relating to the matters to be discussed in the Ordinary and Extraordinary General Shareholders’ Meetings was waived since the shareholders are already fully cognizant of their content; (2)  Eventual manifestations of voting declarations, protests and dissent shall be numbered, received and certified by the Chair and shall be filed at the Company’s registered offices pursuant to Article 130, Paragraph 1 of Law 6.404 of December 15 of 1976 (“Law 6.404/76”); (3)  Authorized the drafting of these minutes in summarized format and their publication omitting the signatures of all the shareholders pursuant to Article 130, Paragraphs 1 and 2 of Law 6.404/76.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 12, 2012

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

VII. Resolutions Adopted: Following discussions on the matters on the Agenda, the shareholders voted, by refraining from voting the legally restricted, and decided:

I. IN THE ORDINARY GENERAL SHAREHOLDERS’ MEETING:

(a)             To approve, by unanimity by those who exercised their voting rights, the Company’s Financial Statements and the Management Report related to the fiscal year ended on December 31, 2011, and take cognizance of the Opinion of the Independent Auditors and the Fiscal Council, pursuant to items “a” and “b” of article 9 and article 27 of the Company’s Bylaws, recording its due publication in the Diário Oficial do Estado de São Paulo and the newspaper Valor Econômico in the edition of March 13, 2012;

(b)             To approve, by unanimity of votes and without any restrictions, in accordance with the provisions of item “c” of article 9 and paragraph 2 of article 27 of the Company’s Bylaws, the following proposal of the Company’s management for the allocation of the result of the fiscal year of 2011, which recorded net profit was of R$ 1,530,402,932.29 (one billion, five hundred and thirty million, four hundred and two thousand, nine hundred and thirty-two reais and twenty-nine centavos), increased by R$ 47,329,302.94 (forty-seven million, three hundred and twenty-nine thousand, three hundred and two reais, ninety-four centavos) regarding the comprehensive income realization, and R$ 4,966,817.43 (four million, nine hundred and sixty-six thousand, eight hundred and seventeen reais and forty-three centavos) related to expired dividends, accumulating in the total base for allocation of R$ 1,582,699,052.66 (one billion, five hundred and eighty-two million, six hundred and ninety-nine thousand, fifty-two reais and sixty-six centavos):

(i)        establishment of Legal Reserve, the amount of R$ 76,520,146.61 (seventy-six million, five hundred and twenty thousand, one hundred and forty-six reais and sixty-one centavos), pursuant to Article 193 of Law 6.404/76;

(ii)       declaration of interim dividend already paid out to the shareholders on September 30, 2011, which was attributed to the minimum dividend for the fiscal year of 2011, against the profits account verified in the semiannual balance sheet from June 30th, in the amount of R$ 747,709,401.90 (seven hundred and forty-seven million, seven hundred and nine thousand, four hundred and one reais and ninety centavos), equivalent to R$ 0.777023176 per common share, as per the 180th Board of Directors Meeting, held on August 10, 2011, according to the provisions of articles 29 and 30 of the Company’s Bylaws; and

(iii)     declaration of supplementary dividends, in the amount of R$ 758,469,504.15 (seven hundred and fifty eight million, four hundred and sixty-nine thousand, five hundred and four reais and fifteen centavos), equivalent to R$ 0.788205126 per common share, pursuant to article 201 of Law 6.404/76.

It is hereby recorded that, (i)  pursuant to the paragraph 3 of article 205 of Law 6.404/76 and the article 31 of the Company’s Bylaws, the complementary dividend shall be paid out by April 27, 2012; (ii)  the shareholders holding the Company’s shares on this date of April 12, 2012, shall be entitled to receive the supplementary dividends; and (iii)  the shares issued by the Company shall be traded “ex-dividend” on Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”) and on New York Stock Exchange (“NYSE”) as of April 13, 2012;

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 12, 2012

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(c)             To elect, by majority of votes submitted, to compose the Board of Directors of the Company, with a one-year term of office, until the date of the Ordinary General Shareholders’ Meeting to be held in 2013, pursuant to item “e” of article 9 and article 15 of the Company’s Bylaws, the slate previously registered with the Company, composed by: (a) nominated by the shareholder VBC Energia S.A. (“VBC Energia”): (i) MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, bearer of ID number 53.080.291-0, issued by SSP/SP, registered in the natural persons tax register (“CPF/MF”) under number 269.050.007-87, resident and domiciled in the city and state of São Paulo with commercial address at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, Vila Olímpia, CEP 04547-005, as effective member, and, as his alternate, FERNANDO AUGUSTO CAMARGO DE ARRUDA BOTELHO, Brazilian citizen, married, business manager, bearer of the ID number 28.972.336-X issued by SSP/SP, registered in the CPF/MF under number 292.540.028-01, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Funchal, 160, 12th floor, CEP 04551-903; (ii)  FRANCISCO CAPRINO NETO, Brazilian, married, engineer, bearer of ID number 9.199.282, issued by SSP/SP, registered in the CPF/MF under number 049.976.298-39, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, 3rd floor, CEP 04551-903, as effective member, and, as his alternate, MARCELO PIRES OLIVEIRA DIAS, Brazilian, married, business administrator, bearer of ID number 27.925.160-9, issued by SSP/SP, registered in the CPF/MF under number 258.510.388-96, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, 3rd floor, CEP 04551-903; (iii) CLAUDIO BORIN GUEDES PALAIA,  Brazilian, married, business administrator, bearer of ID number 14.339.880-5, issued by SSP/SP, registered in the CPF/MF under number 176.093.048-24, resident and domiciled in the city and state of São Paulo with commercial address at Av. Nações Unidas, 12495, 13th floor, CEP 04578-000, as effective member, and, as his alternate, RODRIGO CARDOSO BARBOSA, Brazilian, married, mechanical engineer, bearer of ID number 24.853.502-X, issued by SSP/SP, registered in the CPF/MF under number 251.193.308-00, resident and domiciled in the city and state of São Paulo with commercial address at Rua Funchal 160, 3rd floor, CEP 04551-903; (b) nominated by the shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”): (iv) IVAN DE SOUZA MONTEIRO, Brazilian, married, bank employee, bearer of ID number 004.834.564-9, issued by SSP/DETRAN/DIC/RJ, registered in the CPF/MF under number 667.444.077-91, resident and domiciled in the city of Brasília, in the Federal District, with commercial address at SBS, Quadra 1, Bloco G, Edifício Sede III, 24th floor, CEP 70073-901, as effective member, and, as his alternate, TERESA PINTO COELHO GOMES, Brazilian, married, bank employee and economist, bearer of ID document number 37247731, issued by IFP/RJ, registered in the CPF/MF under number 665.881.897-53, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with residential address at Rua Barão de Ipanema, 131, Apt. 1001, CEP 22050-030; (v)  RENÊ SANDA, Brazilian, married, bank employee and economist, bearer of ID number 11.583.184, issued by SSP/SP, registered in the CPF/MF under number 050.142.628-05, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Praia de Botafogo 501, 4th floor, CEP 22421-030, as effective member, and, as his alternate, RIVAIL TREVISAN, Brazilian, single, lawyer, bearer of ID number 6.286.854, issued by SSP/SP, registered in the CPF/MF under no. 523.415.268-53, resident and domiciled in the City of São Paulo, State of São Paulo, with residential address at Rua Haddock Lobo, 231, Apt. 121, CEP 01414-001; (c) nominated by the shareholders Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”) and Bonaire Participações S.A. (“Bonaire”): (vi) HELENA KERR DO AMARAL, Brazilian, single, business manager, bearer of the ID document number 4.144.887-X, issued by SSP/SP, registered in the CPF/MF under number 007.675.698-06, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with commercial address at Rua do Ouvidor, nº 98, Centro, CEP 20040-030, as effective member, and, has her alternate, MARTIN ROBERTO GLOGOWSKY, Brazilian, married, business manager, bearer of the ID document number 4.700.146, issued by SSP/SP, registered in the CPF/MF under number 861.682.748-04, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Alameda Santos, 2477, 10th floor, CEP 01419-907; and (d) as independent member ANA DOLORES MOURA CARNEIRO DE NOVAES, Brazilian, single, economist, bearer of ID number 1.651.916, issued by SSP/PE, registered in the CPF/MF under number 346.152.454-91, resident and domiciled in the city and state of Rio de Janeiro, with residential address at Rua dos Oitis 19, Apt. 302, CEP 22451-050, as effective member.

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 12, 2012

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

Pursuant to the provision in item 4.3.3 of the Novo Mercado Listing Regulations and in paragraphs 1 and 3 of article 15 of the Company’s Bylaws, it is hereby registered that ANA DOLORES MOURA CARNEIRO DE NOVAES is an independent director.

The shareholders VBC Energia, BB CL I, Energia SP FIA and Bonaire declared that they have obtained from the nominated candidates the information the latter have no legal impediment preventing their election pursuant to CVM Instruction 367/02.

The directors hereby elected shall be vested in their respective positions against signature of the term of investiture, drafted in the minutes register of the Board of Directors and the execution of a term of agreement to which the BM&FBovespa’s Novo Mercado Listing Regulations alludes, according to which they shall undertake to comply with the rules included therein. The members of the board of directors which represent shareholders from the controlling group shall, also, execute a term of adherence to the provisions of the Shareholders’ Agreement filed at the Company’s registered offices.

(d)             To elect, by unanimity of votes and without any restrictions, to compose the Fiscal Council of the Company, with a 1 (one) year term in office, until the Ordinary General Shareholders’ Meeting to be held in 2013, pursuant to item “d” of article 9 and article 26 of the Company’s Bylaws, the slate previously registered with the Company, composed by: (a) nominated by the shareholder VBC Energia S.A. (“VBC Energia”): (i) DANIELA CORCI CARDOSO, Brazilian, single, business administrator, bearer of ID number 23.124.007-7, issued by SSP/SP, registered in the CPF/MF under number 177.834.768-13, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Funchal 160, 3rd floor, CEP 04551-903, as effective member, and her alternate, FERNANDO LUIZ AGUIAR FILHO, Brazilian, single, civil engineer, bearer of ID number 29.900.104-0, issued by SSP/SP, registered in the natural persons tax register (CPF/MF) under number 306.391.208/57, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, 3rd floor, CEP 04551-903; (ii) ADALGISO FRAGOSO DE FARIA, Brazilian, married, economist, bearer of ID number MG 2.212.584, issued by SSP/MG and registered in the CPF/MF under number 293.140.546-91, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal 160, 8th floor, CEP 04551-903, as effective member, and, as his alternate, MARCELO DE ANDRADE, Brazilian, married, business manager, bearer of ID number 17.641.048, issued by SSP/SP, registered in the CPF/MF under number 076.244.538-60, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Funchal, 160, 8th floor, CEP 04551-903; (b) nominated by the shareholder BB CL I: (iii) JOSÉ REINALDO MAGALHÃES, Brazilian, married, economist, bearer of ID number M607363, issued by SSP/MG, registered in the CPF/MF under number 227.177.906-59, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with residential address at Rua Barão de Jaguaripe 117, Apt. 101, CEP 22421-000, as effective member, and, as his alternate, HAMILTON OMAR BISCALQUINI, Brazilian, married, lawyer, bearer of ID number M-3195346, issued by SSP/MG, registered in the CPF/MF under number 007.298.681-68, resident and domiciled in the City of Piratininga in the State of São Paulo, with residential address at Alameda das Orquideas 113, Residencial Primavera, CEP 17490-000; (iv) WILTON DE MEDEIROS DAHER, Brazilian, married, economist and business administrator, bearer of ID number 2008010074941, issued by SSPDS/CE, registered in the CPF/MF under number 003.534.344-34, resident and domiciled in the City of Fortaleza, in the State of Ceará, at Rua Barbosa de Freitas 200, Apt. 1700, CEP 60170-020, as effective member, and, as his alternate, MARIA DA GLÓRIA PELLICANO, Brazilian, married, bank employee and economist, bearer of ID number 401026, issued by SSP/DF, registered in the CPF/MF under number 159.097.436-00, resident and domiciled in the City of Brasília, Distrito Federal, with residential address at SHIN QI 4, Conjunto 6, Casa 4, Lago Norte, CEP 71.510-260; (c) nominated by the shareholders Energia SP FIA and Bonaire: (v) CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, divorced, business administrator, bearer of ID number 8.891.984-5, issued by SSP/SP, registered in the CPF/MF under number 039.464.818-84, resident and domiciled in the City of Brasília, Distrito Federal, with commercial address at SEPS 702/902, Conj. B, Bloco A, Ed. General Alencastro, CEP 70390-025, as effective member and, as his alternate, TARCÍSIO LUIZ SILVA FONTENELE, Brazilian, married, lawyer, bearer of ID number 616.088, issued by SSP/DF, registered in the CPF/MF under number 265.672.021-49, with commercial address in the City of Brasília, Distrito Federal, at SEPS, 702/902 - Lote B - Bloco A, 2º andar, CEP 70390-025;

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 12, 2012

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(e)             To establish, by majority of votes submitted, pursuant to item “f” of Article 9 of the Company’s Bylaws, the aggregate compensation of the Management of the company up to the limit of R$ 15,728,268.49 (fifteen million, seven hundred and twenty-eight thousand, two hundred and sixty-eight reais and forty-nine centavos), for the period between May/2012 and April/2013, included in this amounts all benefits and charges;

(f)              To establish, by unanimity of votes and without any restrictions, pursuant to item “f” of Article 9 and article 26 of the Company’s Bylaws, the aggregate compensation of the Company’s Fiscal Council, up to an amount of R$ 735,824.49 (seven hundred and thirty-five thousand, eight hundred and twenty-four reais and forty-nine centavos), for the period between May/2012 and April/2013, observed, for each effective member, a minimum value of no less than 10% (ten percent) of the compensation which, on average, is attributed to each Officer, not including benefits, representational allowance, and profit sharing.

II. IN THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING:

Initially, the Chairman of the Board of Directors clarified to the shareholders that:

(i)              the transaction for the acquisition of Jantus SL, by CPFL Comercialização Brasil S.A. (“CPFL Brasil”), a company controlled by the Company, was implemented through the execution on April 7, 2011 of an Agreement for the Sale and Purchase of Jantus SL (the “Agreement”) providing for the acquisition of quotas representative of 100% (one hundred percent) of the corporate capital of Jantus SL (the “Acquisition”). On September 21, 2011, in view of the conclusion of the process of combination of renewable energy assets of then CPFL Group in CPFL Energias Renováveis S.A. (“CPFL Renováveis”), the Agreement was assigned by CPFL Brasil to CPFL Renováveis, resulting in CPFL Renováveis becoming the holder of the rights and obligations previously undertaken by CPFL Brasil;

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 12, 2012

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(ii)             The Acquisition was characterized as a relevant investment, since the acquisition price of Jantus SL is greater than 10% (ten percent) of the Company’s net worth, pursuant to criteria provided for in article 256, item I of Law 6.404/76; and

(iii)            Even though the Acquisition was concluded directly by CPFL Renováveis, the funds used for the payment of the acquisition price to the sellers were entirely made available by CPFL Brasil, through a capital increase in CPFL Renováveis in the amount of R$ 820,803,350.00 (eight hundred and twenty million, eight hundred and three thousand, three hundred and fifty reais).

In view of the reasons mentioned above (in particular the one mentioned in item “iii” above), the Management understood that it was necessary the ratification of the Acquisition by the General Shareholders’ Meeting of the Company.

After these explanations, the shareholders decided to:

Ratify, by unanimity of votes and without any restrictions, pursuant to the terms of article 256 of Law 6.404/76 and based on the ratification proposal presented by the management of the Company:

(a)             the transaction of the acquisition of all of the quotas representative of the corporate capital of Jantus SL, under the terms of the Agreement; and

(b)             (1) the hiring of the specialized company Apsis Consultoria Empresarial Ltda. (“Apsis”), a limited liability company, with head office at Rua da Assembleia, 35, 12th floor, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, registered with the CNPJ/MF under number 27.281.922/0001-70, to proceed with the preparation of the Appraisal Report of Jantus SL’s net worth according to its market value, having as base date November 30, 2011 (the “Appraisal Report”), for purposes of verification of the withdraw right of the shareholders of the Company, as provided in item II of Article 256 of Law 6.404/76 and (2) the approval of the Appraisal Report of Jantus SL, prepared by Apsis, for purposes of determination of the amounts provided in item II of article 256 of Law 6.404/76, being registered that the relation between the acquisition price per quota of Jantus SL and the net worth of each of Jantus SL’s quotas resulted in the proportion of 1.018, not resulting, therefore, in the possibility of the withdrawal right of the shareholders of the Company which dissent from the decision.

VIII. Closure:  There being no further business to address, the Chairman adjourned the meeting in order to draft the minutes. With the resumption of the session, the minutes were read, approved and signed by the Chairman, the Secretary and by the attending shareholders.

This is a free English translation of the original instrument drafted to the Company’s records.

Murilo Passos Chairman
Gisélia Silva Secretary

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 12, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 12, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.